Exhibit 99.1

Underwriting Agreement

May 27, 2015

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

Deutsche Bank Securities Inc.

60 Wall Street

New York, NY 10005

United States of America

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Bank of America Tower

One Bryant Park

New York, NY 10036

United States of America

As Representatives of the several Underwriters

listed in Schedule 1 hereto

Ladies and Gentlemen:

ArcelorMittal, a Luxembourg société anonyme (the “Company”), proposes to issue and sell to the several Underwriters listed in Schedule 1 hereto (the “Underwriters”), for whom you are acting as representatives (the “Representatives”), $500,000,000 principal amount of its 5.125% Notes due 2020 (the “2020 Notes”) and $500,000,000 principal amount of its 6.125% Notes due 2025 (the “2025 Notes”), having the terms set forth in Schedule 2 hereto (the “Securities”). The Securities will be issued pursuant to a Senior Securities Indenture to be dated as of June 1, 2015, as supplemented by a Supplemental Senior Securities Indenture to be dated as of June 1, 2015 (the “Indenture”) among the Company, Wilmington Trust, National Association as trustee (the “Trustee”) and Citibank, N.A. as securities administrator (the “Securities Administrator”).

The Company agrees to issue and sell the Securities to the several Underwriters as provided in this Agreement, and each Underwriter, on the basis of the representations, warranties and agreements set forth herein and subject to the conditions set forth herein, agrees, severally and not jointly, to purchase from the Company the respective principal amount of Securities set forth opposite such Underwriter’s name in Schedule 1 hereto at a price equal to 99.600% of the principal amount thereof plus accrued interest, if any, from June 1, 2015 to the Closing Date (as defined below) with respect to the 2020 Notes and at a price equal to 99.550% of the principal amount thereof plus accrued interest, if any, from

June 1, 2015 to the Closing Date with respect to the 2025 Notes. The Company may, at its absolute and sole discretion, pay for the account of the several Underwriters an aggregate discretionary fee of up to 0.100% of the underwriting commitment on the 2020 Notes and up to 0.200% of the underwriting commitment on the 2025 Notes (such fee, if any, to be divided among each of the Underwriters in proportion to their respective underwriting commitments set out in the table contained in Schedule 1 hereto). For the avoidance of doubt, any discretionary fee shall be paid separately by the Company to the Underwriters and not deducted from the purchase price. The Company will not be obligated to deliver any of the Securities except upon payment for all the Securities to be purchased as provided herein.

The Company understands that the Underwriters intend to make a public offering of the Securities as soon after the effectiveness of this Agreement as in the judgment of the Representatives is advisable, and initially to offer the Securities on the terms set forth in the Time of Sale Information and the Prospectus.

Schedule 3 hereto sets forth information that together with the Preliminary Prospectus used most recently prior to the execution of this Underwriting Agreement, constitute the Time of Sale Information made available at the Time of Sale. The “Time of Sale” with respect to the Securities is defined as 3:50 P.M., New York City time, on May 27, 2015. The Company acknowledges and agrees that the Underwriters may offer and sell Securities to or through any affiliate of an Underwriter and that any such affiliate may offer and sell Securities purchased by it to or through any Underwriter.

Payment for and delivery of the Securities shall be made at the offices of Davis Polk & Wardwell LLP at 10:00 A.M., New York City time, on June 1, 2015, or at such other time or place on the same or such other date, not later than the third business day thereafter, as the Representatives and the Company may agree upon in writing. The time and date of such payment and delivery is referred to herein as the “Closing Date.”

Payment for the Securities shall be made by wire transfer in immediately available funds to the accounts specified by the Company to the Representatives against delivery to the nominee of The Depository Trust Company, for the account of the Underwriters, of one or more global notes representing the Securities (collectively, the “Global Note”), with any transfer taxes payable in connection with the sale of the Securities duly paid by the Company. The Global Note will be made available for inspection by the Representatives not later than 1:00 P.M., New York City time, on the business day prior to the Closing Date.

The Company and the Underwriters acknowledge and agree that the only information relating to any Underwriter which has been furnished to the Company by any Underwriter expressly for use in the Registration Statement, including the Base Prospectus included therein, the Preliminary Prospectus or the Prospectus (or any amendment or supplement thereto), any Issuer Free Writing Prospectus or any Time of Sale Information consists of the following: the legal and marketing names of the Underwriters on the front and back cover pages and in the table in the first paragraph under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and in the prospectus supplement included in the Prospectus, the information contained in the third, fourth, the second sentence of the seventh, eighth and ninth paragraphs and under the heading “Other Relationships” and under the heading “Underwriting” in the prospectus supplement included in the Preliminary Prospectus and the prospectus supplement included in the Final Prospectus and the following information in the final Pricing Term Sheets dated May 27, 2015: (i) the Spread to Benchmark Treasury and (ii) Benchmark Treasury.

Notices to the Underwriters shall be given at: J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 270-1063), Attention: David Dwyer, Managing

Director; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, (fax: (212) 797-4561), Attention: General Counsel and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America Tower, One Bryant Park, New York, NY 10036 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal.

All provisions contained in the document entitled ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions, which was filed as Exhibit 1.1 to the registration statement on Form F-3, filed by the Company with the Commission on March 2, 2015 (File No. 333-202409), are incorporated by reference herein in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein, except that if any term defined in such Underwriting Agreement Standard Provisions is otherwise defined herein, the definition set forth herein shall control and provided that paragraph (1) of the Underwriting Agreement Standard Provisions is completed by the following file number of the Registration Statement: File No 333-202409.

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please indicate your acceptance of this Agreement by signing in the space provided below.

Very truly yours,

ARCELORMITTAL

By	/s/ Thierry Royer

By	/s/ Genuino Christino

Accepted: May 27, 2015

For itself and on behalf of the

several Underwriters listed

in Schedule 1 hereto.

J.P. MORGAN SECURITIES LLC

By	/s/ Laura D. Yachimski
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By	/s/ Brian D. Bednarski
Authorized Signatory

DEUTSCHE BANK SECURITIES INC.

By	/s/ Stephen Lapidus
Authorized Signatory

By	/s/ Ralph Totoonchie
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By	/s/ Kevin Sherlock
Authorized Signatory

Schedule 1

Underwriter	Principal Amount of 2020 Notes	Principal Amount of 2025 Notes
J.P. Morgan Securities LLC	$200,000,000	$200,000,000
Citigroup Global Markets Inc.	$100,000,000	$100,000,000
Deutsche Bank Securities Inc.	$100,000,000	$100,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$100,000,000	$100,000,000

Total	$500,000,000	$500,000,000

Schedule 2

Representatives and Addresses for Notices:

J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 270-1063), Attention: David Dwyer, Managing Director.

Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013 (fax: (646) 291-1469), Attention: General Counsel.

Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, (fax: (212) 797-4561), Attention: General Counsel.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America Tower, One Bryant Park, New York, NY 10036 (fax: (646) 855-5958), Attention: High Grade Transaction Management/Legal.

Certain Terms of the 2020 Notes:

Title of Securities:	5.125% Notes due 2020

Aggregate Principal Amount of Securities:	$500,000,000

Maturity Date:	June 1, 2020

Interest Rate:	5.125%

Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2015

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Certain Terms of the 2025 Notes:

Title of Securities:	6.125% Notes due 2025

Aggregate Principal Amount of Securities:	$500,000,000

Maturity Date:	June 1, 2025

Interest Rate:	6.125%

Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2015

Redemption Provisions:	Make whole call at Treasury plus 50 basis points; Tax redemption at 100%

Change of Control:	101%

Schedule 3

Time of Sale Information

Term sheet containing the terms of the Securities, substantially in the form of Schedule 4

Schedule 4

Filed Pursuant to Rule 433

Registration Statement No. 333-202409

Final Term Sheet dated May 27, 2015 supplementing

the Preliminary Prospectus Supplement dated May 27, 2015

Final Term Sheet

ArcelorMittal

$500,000,000 aggregate principal amount of its 5.125% Notes due 2020

This final term sheet dated May 27, 2015 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 27, 2015 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together. the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	5.125% notes due 2020

Size:	$500,000,000

Price:	100.000% of face amount

Maturity:	June 1, 2020, unless earlier redeemed

Coupon:	5.125% per annum

Yield to Maturity:	5.125%

Benchmark Treasury:	UST 1.375% due April 30, 2020

Spread to Benchmark Treasury:	T+359 bps

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of underwriting discounts and commissions (excluding any potential discretionary fees) of approximately $2.0 million, amount to approximately $498 million.

Use of Proceeds:	The net proceeds of the offering will be used to repay existing indebtedness, in particular the early redemption (through the exercise of the make-whole option) of bonds maturing in August 2015 that bear interest at 4.5% per annum and possibly in the interim short-term indebtedness

Change of Control:	101%

Make-whole Spread:	T+50 bps

Trade date:	May 27, 2015

Settlement:	T+3; June 1, 2015

CUSIP:	03938LAY0

ISIN:	US03938LAY02

Denominations/Multiple:	$2,000 x $1,000

Underwriters:	Joint Book-Running Managers J.P. Morgan Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-866-803-9204, Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. by calling toll-free at 1-800- 503-4611 and Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Final Term Sheet

ArcelorMittal

$500,000,000 aggregate principal amount of its 6.125% Notes due 2025

This final term sheet dated May 27, 2015 relates only to the securities described below and should be read together with the preliminary prospectus supplement dated May 27, 2015 and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus and the accompanying prospectus) (together. the “Preliminary Prospectus”) before making a decision in connection with an investment in the securities. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	ArcelorMittal

Security description:	6.125% notes due 2025

Size:	$500,000,000

Price:	100.000% of face amount

Maturity:	June 1, 2025, unless earlier redeemed

Coupon:	6.125% per annum

Yield to Maturity:	6.125%

Benchmark Treasury:	UST 2.125 % due May 15, 2025

Spread to Benchmark Treasury:	T+399 bps

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2015

Total Net Proceeds Before Expenses:	The net proceeds of the Notes Offering, after deduction of underwriting discounts and commissions (excluding any potential discretionary fees) of approximately $2.25 million, amount to approximately $497.75 million.

Use of Proceeds:	The net proceeds of the offering will be used to repay existing indebtedness, in particular the early redemption (through the exercise of the make-whole option) of bonds maturing in August 2015 that bear interest at 4.5% per annum and possibly in the interim short-term indebtedness

Change of Control:	101%

Make-whole Spread:	T+50 bps

Trade date:	May 27, 2015

Settlement:	T+3; June 1, 2015

CUSIP:	03938LAZ7

ISIN:	US03938LAZ76

Denominations/Multiple:	$2,000 x $1,000

Underwriters:	Joint Book-Running Managers J.P. Morgan Securities LLC Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling toll-free at 1-866-803-9204, Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146, Deutsche Bank Securities Inc. by calling toll-free at 1-800- 503-4611 and Merrill Lynch, Pierce, Fenner & Smith Incorporated by calling toll-free at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.